Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
China HengHong Group Limited	Hong Kong
Hainan HengRong Health Industrial Co., Ltd.	China
Hainan HengXiong Health Technology Co. Ltd.	China
Hainan HengCheng Health Industrial Co., Ltd.	China